May 2, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:    EuroSite Power Inc.
Registration Statement on Form S-3 (or the Registration Statement)
File No. 333-186799

Ladies and Gentlemen:

EuroSite Power Inc. (or the Registrant) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (or the Securities Act), so that it may become effective on May 6, 2013, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant acknowledges that:

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should the Securities and Exchange Commission (or the Commission) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Sincerely,

EUROSITE POWER INC.
By: /s/ Anthony S. Loumidis
Anthony S. Loumidis
Chief Financial Officer

cc: Jacqueline Kaufman, Staff Attorney

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Waltham, MA 02451
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